                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                        REAL ESTATE ASSOCIATES LIMITED V
-------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 11, 2002
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


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-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 2 OF 9 PAGES
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
-------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

-------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]

                                                                                                                     (b) [X]

-------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

-------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

-------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          652 UNITS
        PERSON WITH         ---------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ---------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]

-------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.60%
-------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------------------------------------------------------

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 3 OF 9 PAGES
-------------------------                                  --------------------

-------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: AIMCO-GP, INC.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

-------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                            (a) [ ]

                                                                                                                     (b) [X]

-------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

-------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
-------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          652 UNITS
        PERSON WITH         ---------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ---------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]

-------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.60%
-------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------------------------------------------------------

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 4 OF 9 PAGES
-------------------------                                  --------------------

-------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

-------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a) [ ]

                                                                                                                    (b) [X]
-------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

-------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         MARYLAND
-------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
      EACH REPORTING                          652 UNITS
        PERSON WITH         ---------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                            ---------------------------------------------------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                              652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         652 UNITS
-------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          [ ]

-------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.60%
-------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------------------------------------------------------

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 5 OF 9 PAGES
-------------------------                                  --------------------


Item 1.  Security and Issuer

         The name of the issuer is Real Estate Associates Limited V, a California limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

Item 2.  Identity and Background

         (a) - (c), (f): This Statement on Schedule 13D is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation, with principal office at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Its principal business involves owning and managing multi-family residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration

    This Statement on Schedule 13D is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding Units at a price of $129.00 per unit, subject to the conditions set forth in the Offer to Purchase, dated September 16, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 6 OF 9 PAGES
-------------------------                                  --------------------


time to time, together constitute the tender offer. The specific terms of the tender offer are set forth in the offer to purchase, filed as Exhibit 7.1 (the "Offer to Purchase").

         At midnight, New York City time, on November 11, 2002, the offer expired pursuant to its terms. A total of 652 Units, representing approximately 16.60% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties has accepted an assignment of all of such units in exchange for a payment of $129.00 per Unit. The interest in the Units were purchased with cash on hand.

Item 4.  Purpose of Transaction

         AIMCO Properties made the offer to increase its economic interest in the Partnership while providing the investors of the Partnership with an occasion to liquidate their current investment.

         Although AIMCO Properties has no present intention to acquire further economic interests in the Partnership, it may do so in the future. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price paid for the economic interests purchased in the recently expired offer, and may be for cash, limited partnership interests in AIMCO Properties or other consideration. AIMCO Properties may consider selling its interest in the Partnership to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by the Partnership or take other actions with respect to the Partnership or its properties and may discuss such actions in the future, although AIMCO Properties has no present intention to take any such action. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

         Except as set forth herein or in the Offer to Purchase or the related tender offer documents, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange At of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 7 OF 9 PAGES
-------------------------                                  --------------------


combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c) The information set forth under "THE OFFER--Section 9. Background and Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Pursuant to the terms of the Letter of Transmittal (included as Annex II to the Offer to Purchase) and the Acknowledgment and Agreement (included herein as Exhibit 7.2) and as described in the Offer to Purchase and the related tender offer documents, AIMCO Properties and its designees received an assignment from each tendering unitholder of all such tendering unitholder's rights and interests in the tendered Units, including the right to receive distributions and other payments from the Partnership. In connection with such assignment, each tendering unitholder granted AIMCO Properties an irrevocable proxy as to those Units tendered. AIMCO Properties is empowered by such proxy to exercise all voting and other rights as a limited partner as AIMCO Properties, in its sole discretion, deems proper at any meeting of limited partners, by written consent or otherwise. In addition, each tendering unitholder irrevocably constituted and appointed AIMCO Properties and its designees as such tendering unitholder's attorney-in-fact with respect to the Units tendered by such unitholder, with full power of substitution. The proxy and the power of attorney granted by such tendering unitholders will remain effective and be irrevocable for a period of ten years from the expiration date of the offer.

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.1 Offer to Purchase by AIMCO Properties to purchase Units of the Partnership, dated September 16, 2002 (Exhibit (a)(1) to Schedule TO of AIMCO Properties, dated September 16, 2002, is incorporated herein by reference).


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CUSIP NO. NOT APPLICABLE              13D                   PAGE 8 OF 9 PAGES
-------------------------                                  --------------------


         Exhibit 7.2 Acknowledgment and Agreement, dated September 16, 2002 (Exhibit (a)(3) to Schedule TO of AIMCO Properties, dated September 16, 2002, is incorporated herein by reference).

         Exhibit 7.3       Agreement of Joint Filing, dated November 14, 2002.

-------------------------                                  --------------------
CUSIP NO. NOT APPLICABLE              13D                   PAGE 9 OF 9 PAGES
-------------------------                                  --------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2002
                               AIMCO PROPERTIES, L.P.

                               By:    AIMCO-GP, INC.
                                      (General Partner)

                               AIMCO-GP, INC.

                               APARTMENT INVESTMENT AND
                               MANAGEMENT COMPANY


                               By:          /s/ Patrick J. Foye
                                      -----------------------------------------
                                      Executive Vice President
                                      of each of the foregoing entities

                            AGREEMENT OF JOINT FILING

         The parties listed below agree that the Statement on Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2002
                               AIMCO PROPERTIES, L.P.

                               By:    AIMCO-GP, INC.
                                      (General Partner)

                               AIMCO-GP, INC.

                               APARTMENT INVESTMENT AND
                               MANAGEMENT COMPANY



                               By:          /s/ Patrick J. Foye
                                      -----------------------------------------
                                      Executive Vice President
                                      of each of the foregoing entities